Exhibit 99.1

SINGAPORE (June 30, 2025) Karoooo Limited (“Karooooo”) announces date of annual general meeting.

Annual General Meeting

The annual general meeting of shareholders of Karooooo will be held in accordance with the requirements of the Singapore Companies Act and by way of electronic communication on Friday, July 25, 2025 at 12:00 South African time (6:00am Eastern Time) for purposes of dealing with the ordinary and special business of an annual general meeting. The record date for both distribution of the Notice of Annual General Meeting and in order to be eligible to attend and vote at the Annual General Meeting is Tueesday, June 17, 2025.

The Notice of the Annual General Meeting is available on the company’s website at https://karooooo.com/governance-documents/ under the heading, Annual General Meeting 2025.

About Karooooo

Karooooo digitally transforms physical operationsby simplifying decision making. Through its cloud platform, Karooooo empowers businesses to conqueroperations including fleet maintenance, fuel management and asset utilization, workforce management, logistics, safety, compliance, risk andenvironmental impact. Karooooo’sdifferentiated insights and analytics simplify day-to-day operations and enable businesses to decrease costs, increaseefficiency, improvesafety and strengthen workforce and customer satisfaction.

Karooooo is headquartered in Singapore and services more than 125,000 commercial customers and more than 2,400,000 active subscribers in more than 20 countries globally.

For more information, visit www.karooooo.com.

Investor Relations Contact IR@karooooo.com

Media Contact media@karooooo.com